SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2006

Commission File Number 1-31994

SEMICONDUCTOR MANUFACTURING

INTERNATIONAL CORPORATION

(Translation of Registrant’s Name Into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                    No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                    No      X

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                    No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

Semiconductor Manufacturing International Corporation (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press release, dated June 7, 2006, entitled “SMIC Shanghai is expecting to enter into a US$600 million Syndicated Term Loan.”

Exhibit 99.2:	Press release, dated June 8, 2006, entitled “SMIC Shanghai closed a US$600 million Syndicated Term Loan.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing
International Corporation

By:	/s/ Richard R. Chang
Name:	Richard R. Chang
Title:	President and Chief Executive Officer

Date: June 9, 2006

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press release, dated June 7, 2006, entitled “SMIC Shanghai is expecting to enter into a US$600 million Syndicated Term Loan.”

Exhibit 99.2:	Press release, dated June 8, 2006, entitled “SMIC Shanghai closed a US$600 million Syndicated Term Loan.”

Exhibit 99.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 0981)

SMIC Shanghai is expecting to enter into a US$600 million Syndicated Term Loan

Semiconductor Manufacturing International Corporation (“SMIC”) (NYSE: SMI; SEHK: 0981) today announced that its wholly-owned subsidiary, Semiconductor Manufacturing International (Shanghai) Corporation (“SMIC Shanghai”) is expecting to enter into a 5-year US$600 million secured term loan facility with a consortium of international and PRC banks on 8 June, 2006.

This announcement is made pursuant to the disclosure obligations under Rule 13.09(1) of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

SMIC today announced that its wholly-owned subsidiary, SMIC Shanghai, is expecting to enter into a 5-year US$600 million secured term loan facility (the “Facility”) with a consortium of international and PRC banks on 8 June, 2006. ABN AMRO Bank N.V., Bank of China (Hong Kong) Limited, Bank of Communications, The Bank of Tokyo- Mitsubishi UFJ, Ltd., China Construction Bank, DBS Bank Ltd., Fubon Bank (Hong Kong) Limited, Industrial and Commercial Bank of China and Shanghai Pudong Development Bank will be the coordinating arrangers, and China Construction Bank will act as the facility and security agent for the Facility. The Facility will be guaranteed by SMIC. Dr. Richard R. Chang, Chief Executive Officer of SMIC, said, “This will represent SMIC’s debut in the international syndicated loan markets, and we are very pleased that we have received overwhelming support from a large number of international and PRC banks. In total, eighteen banks, including ten international and eight PRC banks from eight different countries/regions, participated in this Facility. This Facility, we understand will be the largest syndicated loans arranged in China so far this year, was significantly oversubscribed – having received a total commitment of close to US$850 million. This Facility will provide significant benefits to SMIC Shanghai and will support SMIC Shanghai’s future growth through improved loan pricing, more flexible loan covenants and extended maturity.

Mr. Mike Netterfield, Managing Director, Co-head Technology Banking – Asia Pacific, ABN AMRO Bank N.V., said, “The success of this Facility reflects the positive view and confidence that the banking community has on SMIC and its future development as the largest semiconductor manufacturer in China. The Facility will be the largest corporate syndicated loan in China so far this year.”

Mr. Stephen Ho, Managing Director and Head of Communications, Media & Technology, DBS Bank Ltd, said “We are very pleased that we will bring this deal to successful fruition. This syndication has attracted strong interest from a diversified group of domestic and international banks. We believe that this Facility will provide SMIC Shanghai with greater financial flexibility for its future expansion.”

About SMIC

SMIC (NYSE:SMI; SEHK:981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) manufacturing service at 0.35um to 90nm and finer line technologies. Headquartered in Shanghai, China, SMIC operates three 8-inch fabs in Shanghai and one in Tianjin, and one 12-inch fab in Beijing, the only one of its kind in Mainland China. SMIC has customer service and marketing offices in the U.S., Italy, and Japan as well as a representative office in Hong Kong. For additional information, please visit http://www.smics.com

Safe Harbor Statements

(Under the U.S. Private Securities Litigation Reform Act of 1995)

Certain statements contained in this announcement, such as statements regarding how the facility will provide significant benefits to SMIC Shanghai and support its future growth, and SMIC’s future development as the largest semiconductor manufacturer in China, may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual events, and/or the actual performance, financial condition or results of operations of SMIC to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 28, 2005 and such other documents that SMIC may file with the SEC or The Stock Exchange of Hong Kong Limited from time to time.

As at the date of this announcement, the directors of the Company are Yang Yuan Wang as Chairman of the Board of Directors and Independent Non-Executive Director of the Company; Richard R. Chang as President, Chief Executive Officer and Executive Director of the Company; Fang Yao as Non-Executive Director of the Company; and Ta-Lin Hsu, Tsuyoshi Kawanishi, Henry Shaw, Lip-Bu Tan, Albert Y. C. Yu and Jiang Shang Zhou as Independent Non-Executive Directors of the Company.

Semiconductor Manufacturing International Corporation
Richard R. Chang
Chief Executive Officer

Shanghai, PRC

7 June, 2006

“Please also refer to the published version of this announcement in The Standard.”

*	For identification only

Exhibit 99.2

SMIC Shanghai closed a US$600 million Syndicated Term Loan

Shanghai, China [2006-06-08]

Shanghai – June 8, 2006 - Semiconductor Manufacturing International Corporation (“SMIC”) (NYSE: SMI; SEHK: 0981) today announced that its wholly-owned subsidiary, Semiconductor Manufacturing International (Shanghai) Corporation (“SMIC Shanghai”), has successfully closed the 5-year US$600 million secured term loan facility (the “Facility”) with a consortium of international and PRC banks.

ABN AMRO Bank N.V., Bank of China (Hong Kong) Limited, Bank of Communications, The Bank of Tokyo-Mitsubishi UFJ, Ltd., China Construction Bank, DBS Bank Ltd., Fubon Bank (Hong Kong) Limited, Industrial and Commercial Bank of China and Shanghai Pudong Development Bank were the coordinating arrangers and China Construction Bank acted as the facility and security agent for the Facility. The Facility is guaranteed by SMIC.

Dr. Richard R. Chang, Chief Executive Officer of SMIC, said, “This represents SMIC’s debut in the international syndicated loan markets and we are very pleased that we have received overwhelming support from a large number of international and PRC banks. In total, eighteen banks, including ten international and eight PRC banks from eight different countries/regions have participated in this Facility. This Facility, one of the largest syndicated loans closed in China so far this year, was significantly oversubscribed – having received a total commitment of close to US$850 million. This Facility will provide significant benefits to SMIC Shanghai and will support SMIC Shanghai’s future growth through improved loan pricing, more flexible loan covenants and extended maturity.”

Mr. Mike Netterfield, Managing Director, Co-head Technology Banking - Asia Pacific, ABN AMRO Bank N.V. said, “The success of this Facility reflects the positive view and confidence that the banking community has on SMIC and its future development as the largest semiconductor manufacturer in China. The Facility is the largest corporate syndicated loan in China so far this year.”

Mr. Stephen Ho, Managing Director and Head of Communications, Media & Technology, DBS Bank Ltd, said “We are very pleased to bring this deal to successful fruition. This syndication has attracted strong interest from a diversified group of domestic and international banks. We believe that this Facility has provided SMIC with greater financial flexibility for its future expansion.”

About SMIC

SMIC (NYSE:SMI; SEHK:981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) manufacturing service at 0.35um to 90nm and finer line technologies. Headquartered in Shanghai, China, SMIC operates three 8-inch fabs in Shanghai and one in Tianjin, and one 12-inch fab in Beijing, the only one of its kind in Mainland China. SMIC has customer service and marketing offices in the U.S., Italy, and Japan as well as a representative office in Hong Kong. For additional information, please visit http://www.smics.com.

Safe Harbor Statements

(Under the U.S. Private Securities Litigation Reform Act of 1995)

Certain statements contained in this press release, such as statements regarding how the facility will provide significant benefits to SMIC Shanghai and support its future growth, and SMIC’s future development as the largest semiconductor manufacturer in China, may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors (including without limitation the results of future collaboration between SMIC and ARM), which may cause actual events, and/or the actual performance, financial condition or results of operations of SMIC to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 28, 2005 and such other documents that SMIC may file with the SEC or The Stock Exchange of Hong Kong Limited from time to time.

SMIC Press Contacts:

SMIC – Shanghai

Reiko Chang

SMIC

+86 21 5080 2000 ext 10544

PR@smics.com

SMIC – Hong Kong

Calvin Lau / Mei Fung Hoo

+852 9435 2603 / 2537 8480

Calvin_Lau@smics.com

MeiFung_Hoo@smics.com